Filed by Blue Owl Technology Finance Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Technology Finance Corp. II

Commission File No. 000-56371

Attached hereto as Exhibit 1 is an Investor FAQ

Attached hereto as Exhibit 2 is an Investor Letter

Attached hereto as Exhibit 3 is a Merger Announcement

Attached hereto as Exhibit 4 is a LinkedIn post by Craig Packer

Attached hereto as Exhibit 5 is a LinkedIn post by Blue Owl

Attached hereto as Exhibit 6 is an X post by Blue Owl

Attached hereto as Exhibit 7 is a screenshot from an informational page dedicated to the merger, appearing on the Blue Owl Products website

Exhibit 1

Investor FAQ

Blue Owl Technology Finance Corp. and Blue Owl Technology Finance Corp. II Announce Merger Agreement

Merger Overview

What are the key details of the announced merger?

•

Blue Owl Technology Finance Corp. (“OTF”) and Blue Owl Technology Finance Corp. II (“OTF II”) entered into an agreement to merge. The combined company is expected to be a top five BDC and the largest dedicated software-focused BDC by total assets, with $15.8 billion of total assets once all capital is called and the fund reaches target leverage[1]

•

Blue Owl Technology Finance Corp. will be the surviving entity given its longer operating history. It will acquire 100% of Blue Owl Technology Finance Corp. II in a stock-for-stock transaction on a NAV-for-NAV basis

•	The combined company will continue to operate as Blue Owl Technology Finance Corp. and will maintain the same investment strategy

•	We expect the merger to close in the second quarter of 2025, subject to shareholder approval and customary closing conditions

What are the structural terms of the merger?

•	Shareholders of OTF II will receive newly issued shares of OTF based on an exchange ratio

•	The exchange ratio will be calculated based upon the NAV per share of OTF and OTF II as determined before merger close

Exchange Ratio	Illustrative Example as of September 30, 2024
OTF II NAV per share / OTF NAV per share	$15.77 / $16.95 = 0.9305

•	OTF II shareholders will receive cash in lieu of fractional shares of OTF common stock

•

Prior to the closing of the proposed merger, subject to the approval of OTF II’s board of directors, OTF II will declare a dividend to OTF II’s shareholders equal to any undistributed net investment income and undistributed net capital gains estimated to be remaining as of the closing of the proposed merger

•

In connection with and in support of the transaction, only if the proposed merger is consummated, OTF’s advisor, Blue Owl Technology Credit Advisors LLC, has agreed to reimburse fees and expenses associated with the merger up to $4.75 million

What will happen to OTF II shares if the merger closes?

•	On the day of merger close, OTF II shares will be exchanged for OTF shares according to the exchange ratio referenced above

Will the merger require shareholder approval?

•	OTF and OTF II shareholders will be asked to approve proposals related to the merger as set forth below at special shareholder meetings, which we expect to occur in the first or second quarter of 2025

•	OTF: Approval of a charter amendment to incorporate transfer restrictions

•	OTF II: Approval of the merger agreement

•

Investors are encouraged to review the joint proxy statement / prospectus that will be filed with the SEC and will be available once filed at https://www.blueowlproducts.com/otf-otf-ii-merger (Form N-14)

[1]

BDC ranking based on latest publicly available filings as of November 8, 2024. Combined company total assets are as of September 30, 2024 and assume $1.6 billion of remaining OTF II uncalled capital commitments are called. Also assumes combined company leverage of 1.0x debt-to-equity.

Figures are as of the quarter ended September 30, 2024 unless otherwise noted.

Investor FAQ

Blue Owl Technology Finance Corp. and Blue Owl Technology Finance Corp. II Announce Merger Agreement

Strategic Rationale

What are the key transaction highlights?

•	Increases both BDCs’ scale and diversification via a known, high-quality portfolio of assets

•	Strong combined portfolio metrics

•	Enhances both BDCs’ positioning for a possible future liquidity event

•	Streamlines our direct lending platform

•	Increases access to debt markets and generates financing cost savings

•	Accretive to net investment income for both BDCs

Please see announcement press release for additional information on the transaction highlights above.

What is the strategic rationale for OTF shareholders?

•

We believe the transaction is a logical and low-risk avenue to significantly increase the scale of OTF. OTF is expected to be a top five BDC and the largest dedicated software-focused BDC by total assets[2] as a result of the combination. This proposed merger with OTF II would add $5.1 billion of known, high-quality investments to OTF immediately, and another $3+ billion of investments once all uncalled capital commitments at OTF II are deployed and levered at 1.0x debt-to-equity. The OTF II portfolio is also very similar to that of OTF, with approximately 84% of the investments in OTF II also in OTF and 100% of the portfolio comprised of performing investments

•

The transaction offers net investment income (“NII”) accretion driven by operational savings through the elimination of duplicative expenses, which we estimate could be in excess of $4 million in the first year, and improved portfolio-level asset yields. Over the long term, we expect NII to benefit further from cost savings from capital structure improvements, which are estimated to save approximately $15 million annually. We also expect additional return-on-equity expansion as the combined company makes progress towards its long-term target leverage range of 0.9x-1.25x

•

This added scale and increased portfolio-level asset yield is expected to enhance positioning for a possible future liquidity event. The larger scale of the combined company should also increase possible trading liquidity, broaden investor appeal, and expand prospective research coverage

•	Finally, elimination of a second private-to-public software-focused BDC should reduce potential arbitrage opportunities while streamlining Blue Owl’s BDC organizational structure

What is the strategic rationale for OTF II shareholders?

•	We believe this transaction is a logical and low-risk avenue to significantly increase scale as cited above

•

The transaction offers increased access to long-term, flexible debt capital and an immediate reduction in OTF II’s cost of debt. OTF’s average cost of debt was approximately 150 basis points lower than OTF II’s as of September 30, 2024

•

The transaction offers NII accretion, driven by an immediate reduction in financing costs and operational savings through the elimination of duplicative expenses as cited above. Over the long term, we expect NII to benefit further from cost savings from capital structure improvements, which are estimated to save approximately $15 million annually. We also expect additional return-on-equity expansion as the combined company makes progress towards its long-term target leverage range of 0.9x-1.25x

•

The added scale and reduced financing costs cited above, plus the spillover income at the combined company should enhance positioning for a possible future liquidity event. The combined company would have nearly $300 million in estimated undistributed net investment income and undistributed net capital gains as of September 30, 2024, which should support a strong and predictable potential future public company dividend

[2]

BDC ranking based on latest publicly available filings as of November 8, 2024. Combined company total assets are as of September 30, 2024 and assume $1.6 billion of remaining OTF II uncalled capital commitments are called. Also assumes combined company leverage of 1.0x debt-to-equity.

Figures are as of the quarter ended September 30, 2024 unless otherwise noted.

Investor FAQ

Blue Owl Technology Finance Corp. and Blue Owl Technology Finance Corp. II Announce Merger Agreement

•	Finally, elimination of a second private-to-public software-focused BDC should reduce potential arbitrage opportunities while streamlining Blue Owl’s BDC organizational structure

Will there be any change in management team or investment strategy?

•	No. There will be no change to the management team or the investment strategy following the merger

Dividends

Will there be any interruption to the payment of dividends going forward?

•	No. We do not anticipate any change to the dividend policies of either BDC between announcement and close

•

Subject to board approval, the calculation of dividends of the combined OTF will also be consistent with the existing calculation of dividends of OTF, which is formulaic and generally equal to 90% of estimated investment company taxable income in a given quarter

•

OTF II shareholders should also expect to receive a special dividend comprised of any undistributed net investment income and undistributed net capital gains estimated to be remaining as of the close of the merger. As of September 30, 2024, OTF II shareholders would receive nearly $55 million of estimated undistributed net investment income and undistributed net capital gains, which has accumulated over time as OTF II over-earned its dividends

Fee Structure

What will the fee rate of the combined company be?

•

The fee rate of the combined company will remain the same following the completion of the merger, with a management fee of 0.9% of gross assets (excluding cash) and an incentive fee of 10.0% after a 6.0% hurdle and “catch up” feature

Combined Entity Investor Ownership

What will OTF and OTF II shareholder ownership be in the combined company?

•	The exchange ratio will result in an ownership split of the combined company based on the respective NAVs of each of OTF and OTF II as determined shortly before closing

•

For illustrative purposes, based on September 30, 2024 NAVs, assuming all remaining OTF II capital commitments are called, and excluding transaction costs net of adviser reimbursement and tax-related distributions:

•	The transaction would result in pro forma ownership of 45.3% for current OTF shareholders and 54.7% for current OTF II shareholders

•	An OTF II shareholder with a $100 million position (based on NAV) would own approximately 1.3% of the combined company

Tax Implications

Is the merger expected to be taxable to OTF or OTF II shareholders?

•	No. The merger is not expected to be a taxable event for either OTF or OTF II shareholders. The merger is expected to qualify as a tax-free reorganization for federal tax purposes

Tax matters can be complicated, and the tax consequences of the merger for OTF and OTF II shareholders will depend on the particular tax situation of such shareholder. Shareholders should carefully review the joint proxy statement / prospectus when it becomes available for more information and details as to the tax consequences of the merger. Shareholders should also consult with their own tax advisors to determine the tax consequences of the merger.

Figures are as of the quarter ended September 30, 2024 unless otherwise noted.

Exhibit 2

Blue Owl Technology Finance Corp.
Investor Letter

November 13, 2024

Dear Investor,

We are excited to announce that Blue Owl Technology Finance Corp. (“OTF”) and Blue Owl Technology Finance Corp. II (“OTF II”) have entered into a definitive merger agreement, in which OTF has agreed to acquire 100% of OTF II in a stock-for-stock transaction. The proposed merger is subject to shareholder approval and customary closing conditions and is expected to close in the second quarter of 2025.

No immediate action is required at this time. In the next few months, all OTF and OTF II shareholders will receive instructions explaining how they can vote on proposals relating to proposed merger. In connection with the proposed merger, OTF and OTF II will file a joint Proxy Statement and OTF plans to file with the SEC a registration statement on Form N-14. We encourage investors to review these materials along with any subsequent SEC filings relating to this merger announcement.

Summary of the Merger Agreement

•	There will be no changes to either the management team or the investment strategy following the completion of the proposed merger.

•

Under the terms of the proposed merger, shareholders of OTF II will receive a number of shares of OTF common stock with a net asset value (“NAV”) equal to the NAV of shares of OTF II common stock that they hold at the time of closing. The exchange ratio will result in an ownership spilt of the combined company based on the respective NAVs of each of OTF and OTF II, each determined prior to closing.

•	Prior to the anticipated closing of the proposed merger, OTF and OTF II intend to declare and pay ordinary course quarterly dividends.

Additional communications relating to this merger announcement will be posted at https://www.blueowlproducts.com/otf-otf-ii-merger.

Thank you very much for your support.

Sincerely,

Jonathan Lamm

Chief Financial Officer

Any questions?

Email: ServiceDesk@blueowl.com

Copyright © Blue Owl Capital Inc. 2024. All rights reserved

Forward-Looking Statements

Some of the statements in this letter constitute forward-looking statements because they relate to future events, future performance or financial condition of OTF or OTF II or the two-step merger (collectively, the “Mergers”) of OTF II with and into OTF. The forward-looking statements may include statements as to: future operating results of OTF and OTF II and distribution projections; business prospects of OTF and OTF II and the prospects of their portfolio companies; and the impact of the investments that OTF and OTF II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this letter involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OTF and OTF II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the incoming administration), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OTF’s and OTF II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OTF and OTF II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Technology Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Technology Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OTF’s and OTF II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OTF and OTF II have based the forward-looking statements included in this letter on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OTF and OTF II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OTF and OTF II in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OTF and OTF II plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OTF plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OTF. The Joint Proxy Statement and Registration Statement will each contain important information about OTF, OTF II, the Mergers and related matters. This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OTF AND OTF II ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OTF, OTF II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OTF and OTF II at https://www.blueowlproducts.com/otf-otf-ii-merger.

Participation in the Solicitation

OTF, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OTF II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors II LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF II is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OTF and OTF II shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Exhibit 3

From:	Blue Owl Technology Finance Corp.

To:	Corporate Marketing

Subject:	OTF & OTF II Announce Merger

Merger of Blue Owl Technology Finance Corp. and Blue Owl Technology Finance Corp. II

Blue Owl Technology Finance Corp. (”OTF”) and Blue Owl Technology Finance Corp. II (”OTF II”) today announced that they have entered into a definitive merger agreement, with OTF as the surviving company. Upon closing, the proposed merger is expected to create one of the largest BDCs and the largest dedicated software-focused BDC by total assets1.

Expected benefits of the merger for shareholders of OTF and OTF II:

•	Increases scale and diversification via a known, high-quality portfolio of assets

•	Strong combined portfolio metrics

•	Enhances positioning for a possible future liquidity event

•	Streamlines our direct lending platform

•	Increases access to debt markets and generates financing cost savings

•	Accretive to net investment income

The transaction is expected to close in the second quarter of 2025, subject to certain shareholder approvals and other customary closing conditions.

Read the press release and presentation.

OTF and OTF II will host a joint webcast at 12 PM ET tomorrow, Thursday, November 14 to discuss the announcement.

More information will be available in the joint prospectus / proxy statement that will be filed with the SEC and available on our website in the coming weeks.

1. BDC ranking based on latest publicly available filings as of November 8, 2024. Combined company assets of $15.8 billion are as of September 30, 2024, and assume $1.6 billion of remaining OTF II uncalled capital commitments are called and combined company reaches leverage of 1.0x debt-to-equity, within targeted leverage range of 0.90x-1.25x.

blueowl.com

Forward-Looking Statements

Some of the statements in this letter constitute forward-looking statements because they relate to future events, future performance or financial condition of OTF or OTF II or the two-step merger (collectively, the “Mergers”) of OTF II with and into OTF. The forward-looking statements may include statements as to: future operating results of OTF and OTF II and distribution projections; business prospects of OTF and OTF II and the prospects of their portfolio companies; and the impact of the investments that OTF and OTF II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this letter involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OTF and OTF II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the incoming administration), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OTF’s and OTF II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OTF and OTF II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Technology Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Technology Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OTF’s and OTF II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OTF and OTF II have based the forward-looking statements included in this letter on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OTF and OTF II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OTF and OTF II in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OTF and OTF II plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OTF plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OTF. The Joint Proxy Statement and Registration Statement will each contain important information about OTF, OTF II, the Mergers and related matters. This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OTF AND OTF II ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OTF, OTF II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OTF and OTF II at https://www.blueowlproducts.com/otf-otf-ii-merger.

Participation in the Solicitation

OTF, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OTF II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors II LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF II is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OTF and OTF II shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Blue Owl Capital, 399 Park Ave, 37th Floor, New York, NY 10022, USA

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Exhibit 4

On November 13, 2024, Craig Packer published the following post on LinkedIn:

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition of OTF or OTF II or the two-step merger (collectively, the “Mergers”) of OTF II with and into OTF. The forward-looking statements may include statements as to: future operating results of OTF and OTF II and distribution projections; business prospects of OTF and OTF II and the prospects of their portfolio companies; and the impact of the investments that OTF and OTF II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OTF and OTF II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the incoming administration), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OTF’s and OTF II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OTF and OTF II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Technology Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Technology Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OTF’s and OTF II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OTF and OTF II have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OTF and OTF II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OTF and OTF II in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OTF and OTF II plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OTF plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OTF. The Joint Proxy Statement and Registration Statement will each contain important information about OTF, OTF II, the Mergers and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OTF AND OTF II ARE

URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OTF, OTF II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OTF and OTF II at https://www.blueowlproducts.com/otf-otf-ii-merger.

Participation in the Solicitation

OTF, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OTF II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors II LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF II is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OTF and OTF II shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Exhibit 5

On November 13, 2024, Blue Owl Capital published the following post on LinkedIn:

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition of OTF or OTF II or the two-step merger (collectively, the “Mergers”) of OTF II with and into OTF. The forward-looking statements may include statements as to: future operating results of OTF and OTF II and distribution projections; business prospects of OTF and OTF II and the prospects of their portfolio companies; and the impact of the investments that OTF and OTF II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OTF and OTF II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the incoming administration), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OTF’s and OTF II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OTF and OTF II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Technology Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Technology Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OTF’s and OTF II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OTF and OTF II have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OTF and OTF II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OTF and OTF II in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OTF and OTF II plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OTF plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OTF. The Joint Proxy Statement and Registration Statement will each contain important information about OTF, OTF II, the Mergers and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OTF AND OTF II ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OTF, OTF II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OTF and OTF II at https://www.blueowlproducts.com/otf-otf-ii-merger.

Participation in the Solicitation

OTF, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OTF II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors II LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF II is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OTF and OTF II shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Exhibit 6

On November 13, 2024, Blue Owl Capital published the following post on X:

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition of OTF or OTF II or the two-step merger (collectively, the “Mergers”) of OTF II with and into OTF. The forward-looking statements may include statements as to: future operating results of OTF and OTF II and distribution projections; business prospects of OTF and OTF II and the prospects of their portfolio companies; and the impact of the investments that OTF and OTF II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OTF and OTF II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the incoming administration), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OTF’s and OTF II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OTF and OTF II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Technology Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Technology Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OTF’s and OTF II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OTF and OTF II have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OTF and OTF II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OTF and OTF II in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OTF and OTF II plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OTF plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OTF. The Joint Proxy Statement and Registration Statement will each contain important information about OTF, OTF II, the Mergers and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OTF AND OTF II ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OTF, OTF II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OTF and OTF II at https://www.blueowlproducts.com/otf-otf-ii-merger.

Participation in the Solicitation

OTF, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OTF II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors II LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF II is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OTF and OTF II shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Exhibit 7

Shareholders Investor Portal Careers Contact BLUE OWL What we do Who we serve Who we are Insights News OTF/OTF II Merger OTF & OTF II merger On November 13, 2024, Blue Owl Technology Finance Corp. (“OTF”) and Blue Owl Technology Finance Corp. II (“OTF II”) announced that they entered into a definitive merger agreement, with OTF as the surviving company. Upon closing, Press release Presentation Investor FAQ Information the proposed merger is expected to create one of the largest BDCs and the largest dedicated software-focused BDC by total assets* Questions? Contact us Our investment platforms Credit GP Strategic Capital Alternative asset managers Financial advisors Growth tech companies Institutional investors Insurance companies About us Our Sustainability All referenced data unless otherwise noted is as of September 30, 2024. Past performance is not a guide to future results. The products, services, information and/or materials contained within these web pages may not be available for residents of certain jurisdictions. Copyright© Blue Owl Capital Inc. 2024. All rights reserved. Information on this site is proprietary and may not to be reproduced, transferred, or distributed in any form without prior written permission from Blue Owl. lt is delivered on an “as is” basis without warranty or liability.

OTF Blue Owl Technology Finance Corp. Blue Owl Technology Finance Corp. (“OTF”) is a specialty finance company focused on originating and making loans to, and making debt and equity investments in, technology-related companies, specifically software, based primarily in the United States. As of September 30, 2024, OTF had investments in 146 portfolio companies with an aggregate fair value of $6.4 billion. OTF has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. OTF is externally managed by Blue Owl Technology Credit Advisors LLC, an SEC-registered investment adviser that is an indirect affiliate of Blue Owl Capital Inc. (“Blue Owl”) (NYSE: OWL) and part of Blue Owl’s Credit platform. OTF is not available to members of the public, and no offering is being made or should be inferred. Investor Relations SEC Filings Information on Merger Earnings Presentation Corporate Governance Board of Directors Audit Committee Charter Nominating & Corporate Governance Committee Charter Code of Business Conduct For service-related questions, please contact the Blue Owl Service Desk by emailing ServiceDesk@blueowl.com. PROPRIETARY AND CONFIDENTIAL 2 technology Finance OTFII Blue Owl Technology Finance Corp. II Blue Owl Technology Finance Corp. II (“OTF II”) is a specialty finance company focused on originating and making loans to, and making debt and equity investments in, technology-related companies, specifically software, based primarily in the United States. As of September 30, 2024, OTF II had investments in 122 portfolio companies with an aggregate fair value of $5.1 billion. OTF II has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. OTF 11 is externally managed by Blue Owl Technology Credit Advisors II LLC, an SEC-registered investment adviser that is an indirect affiliate of Blue Owl Capital Inc. (“Blue Owl”) (NYSE: OWL) and part of Blue Owl’s Credit platform. OTF II is not available to members of the public, and no offering is being made or should be inferred. Investor Relations SEC Filings Information on Merger Earnings Presentation Corporate Governance Board of Directors Audit Committee Charter Nominating & Corporate Governance Committee Charter Code of Business Conduct Administration Agreement Investment Advisory Agreement

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition of OTF or OTF II or the two-step merger (collectively, the “Mergers”) of OTF II with and into OTF. The forward-looking statements may include statements as to: future operating results of OTF and OTF II and distribution projections; business prospects of OTF and OTF II and the prospects of their portfolio companies; and the impact of the investments that OTF and OTF II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OTF and OTF II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the incoming administration), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OTF’s and OTF II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OTF and OTF II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Technology Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Technology Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OTF’s and OTF II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OTF and OTF II have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OTF and OTF II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OTF and OTF II in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OTF and OTF II plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OTF plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OTF. The Joint Proxy Statement and Registration Statement will each contain important information about OTF, OTF II, the Mergers and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OTF AND OTF II ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OTF, OTF II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OTF and OTF II at https://www.blueowlproducts.com/otf-otf-ii-merger.

Participation in the Solicitation

OTF, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OTF II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors II LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF II is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OTF and OTF II shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

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